Exhibit 99.2

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF AURYN RESOURCES INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Dated: November 9, 2017

CONTENTS

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND THE PERIOD UP TO NOVEMBER 9, 2017			3
1.	Date and forward-looking statements		4
2.	Description of business		5
	2.1	Committee Bay and Gibson MacQuoid projects	5
	2.2	Homestake Ridge project	9
	2.3	Peruvian exploration projects	10
		Sombrero gold-copper project	10
		Huilacollo gold project	10
		Baños del Indio	11
		Curibaya	11
	2.4	Overall program analysis and economics	12
	2.5	Qualified persons and technical disclosures	12
3.		Selected annual information	14
4.		Discussion of operations	14
5.		Summary of quarterly results	16
6.		Financial position and liquidity and capital resources	16
7.		Off-balance sheet arrangements	19
8.		Transactions with related parties	19
10.		Proposed transactions	20
11.		Critical accounting estimates	20
12.		Changes in accounting policies including initial adoption	21
13		Financial instruments and other instruments	21
14.		Other requirements	21
		Capital structure	21
		Disclosure controls and procedures	22

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND THE PERIOD UP TO NOVEMBER 9, 2017

Corporate highlights

•	On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

•	On July 17th, 2017, the Company’s common shares commenced trading on the NYSE-American under the US symbol AUG.

•	In February 2017, the Company acquired 19 prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine and encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

•	On January 24, 2017, the Company completed a brokered equity offering of 9,542,402 common shares for total gross proceeds of approximately $41.2 million involving Goldcorp Inc. as the primary investor.

Operational highlights

•	On August 24th, September 14th and October 19th, the Company released results from its 30,000-meter Committee Bay drill program. Highlights for this program included 9.15 meters of 3.48 g/t Au at the West Plains target, 12.2 meters of 4.7 g/t Au from the Aiviq discovery and 25 meters of 1.15 g/t Au at the Inuk target.

•	On August 1, 2017, the Company commenced its 2017 exploration program at the Gibson MacQuoid project located in Nunavut. During the course of the program, the Company conducted a belt-wide geochemical survey in order to identify centers of gold mineralization beneath the till cover. As at the date of this MD&A, the survey has been completed with all results from this program pending.

•	On July 17, 2017, the Company initiated a 15,000-meter core drill program at the Homestake Ridge project located in British Columbia, Canada. As at the date of this MD&A, a total of 14,800 meters were drilled with all results from the program pending.

•	In February 2017, the Company released results from its initial geochemical program at the Sombrero skarn-porphyry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75g/t Au (including 14 meters of 5.23g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500-meter gold-in-soil anomaly. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54g/t gold and 16.0 % copper in areas that have not been sampled historically.

•	In January 2017, the Company announced the discovery of two new gold-in-soil anomalies at its Huilacollo project in southern Peru. These anomalies were defined in the southern half of the project area and are 1300 meters by 250 meters and 550 meters by 150 meters, respectively. This discovery is in addition to the existing known mineralization located in the northwest portion of the project where previously drilling has defined an area of continuous gold oxide mineralization.

< Refer to the page 3 for cautionary wording concerning forward-looking information>

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.        Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the condensed interim consolidated financial condition and results of operations of the Company as at September 30, 2017 and for the three and nine months then ended. This MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto as at and for the three and nine months ended September 30, 2017 and 2016. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2016. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is November 9, 2017.

1.1       Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

1.1       Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

2.       Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral property is the Committee Bay gold project located in Nunavut, Canada. The Company also holds a 100% interest in the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in northwestern British Columbia and a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.1        Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects, adjacent mineral operations.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.1        Committee Bay and Gibson MacQuoid projects (continued)

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2.0 million for each one-third (0.5%) of the NSR.

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
May 31, 2017 Resource
Indicated	Near Surface Underground	3.0 4.0	1,760,000 310,000	7.72 8.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near Surface Underground	3.0 4.0	590,000 2,340,000	7.56 7.65	144,000 576,000
			2,930,000	7.64	720,000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.1       Committee Bay and Gibson MacQuoid projects (continued)

2017 Exploration program at Committee Bay

As of the date of this M&DA, the Company has successfully completed its 30,000 meter Rotary Air Blast (“RAB”) drill program across the length of the Committee Bay greenstone belt. This drilling was ultimately spread across 18 different target areas and was designed to be discovery based first pass drilling. 69% of the results from this program so far have been released through three different press releases dated, August 24th, September 14th and October 19th, 2017 as summarized below (31% of the results remaining):

Aiviq Discovery

The Company intercepted 12.2 meters of 4.7 g/t Au (including 3.05 meters of 18.09/t Au) at the newly discovered Aiviq target located 12 km from its high-grade Three Bluffs deposit. The mineralization encountered at Aiviq is situated along a regional shear zone that is defined by a 7 kilometer long gold-in-till anomaly. This shear zone was tested by a single drill fence during the 2017 summer drill program leaving the prospect wide open to expansion. The other holes drilled at this prospect did not target or intersect this shear zone. Importantly, the high-grade mineralization intersected in drill hole 17RGR003 is situated within a 100 meter wide zone of lower grade structures that demonstrate the overall strength and potential of the gold bearing system. Auryn believes that a follow up drill program along this shear zone is highly warranted given the similar nature of the till signatures and comparable high-grade gold values to those found at the Three Bluffs deposit.

Figure 2 – partial map of the Committee Bay project showing the Aiviq discovery in relation to Three Bluffs and the N-S structural corridor.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.1       Committee Bay and Gibson MacQuoid projects (continued)

Expansion of Mineralization at West Plains

The Company intercepted 9.15 meters of 3.48 g/t Au and 1.53 meters of 7.48 g/t Au, ending in mineralization where the hole was lost, at the West Plains target. These holes, as well as others drilled, consistently hit mineralized banded iron formation extending the vertical depth to 140 meters. The Company is reviewing plans to conduct a follow up program that would continue to test this mineralization down plunge.

Extension of Mineralization at Inuk by 400 meters

At the Inuk target, the Company intercepted 25 meters of 1.15g/t Au (including 3.05 meters of 4.13g/t Au) 400 meters away from the historic intercept of 12.6 meters of 16.04 g/t Au within sulphidized banded iron formation. This hole extends the mineralized system considerably and demonstrates significant widths of mineralization under barren intrusive rocks that were not previously tested.

During the nine months ended September 30, 2017, a total of $21.1 million has been incurred on the Committee Bay project inclusive of the fuel and supplies purchased for potential 2018 exploration programs. Refer to section 1.2.5 for a detailed summary of expenditures on the project.

2018 Resupply and staging operations at Committee Bay

During the second quarter, the Company purchased 4,000 drums of diesel and jet fuel to be used in potential 2018 exploration programs. The cost of the fuel was approximately $1.6 million, inclusive of delivery to a storage facility in Baker Lake. The Company anticipates mobilizing a portion of this fuel to its Committee Bay project site in March of 2018 with the balance being reserved for programs at Gibson MacQuoid.

Gibson MacQuoid

In early 2017, the Company acquired several prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine. The 19 prospecting permits encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively. The acquisition of the prospecting permits cost approximately $0.1 million and provides Auryn exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

During the nine months ended September 30, 2017, the Company conducted a belt wide geochemical survey at Gibson MacQuoid costing approximately $1.4 million. The survey was completed in mid-October 2017 and was designed to identify centers of gold mineralization beneath the till cover. Results are expected later in Q4 2017.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.2       Homestake Ridge project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held.

The Homestake Ridge project is held 100% by Auryn and is subject to various royalty interests held by unrelated third parties.

Mineral resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to Homestake Ridge technical report dated September 29, 2017 available at www.sedar.com).

Cut-off	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
(g/t AuEq)	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Total Indicated
5.0	0.274	10.44	92,000	86.7	0.8	0.25	1.5
4.0	0.357	8.95	103,000	70.4	0.8	0.23	1.8
3.0	0.482	7.44	115,000	57.1	0.9	0.21	2.2
2.0	0.624	6.25	125,000	47.9	1.0	0.18	2.4
1.0	0.666	5.93	127,000	46.3	1.0	0.17	2.5
Total Inferred
5.0	2.283	7.91	581,000	164.5	12.1	0.15	7.7
4.0	3.170	6.64	676,000	138.3	14.1	0.13	9.2
3.0	4.522	5.38	783,000	117.1	17.0	0.11	11.3
2.0	7.245	4.00	932,000	90.9	21.2	0.11	16.9
1.0	8.169	3.67	964,000	85.7	22.5	0.10	18.2

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs, See section 1.2.6 for cautionary language concerning mineral resources.

2017 Core drilling program

On July 17, 2017, the Company commenced its 15,000-meter core drilling program at the Homestake Ridge project. The program is now completed with 14,800 metres drilled and the majority of core samples are at lab or en route to the lab. Results are expected throughout Q4 of 2017. The primary focus of the Homestake drill campaign is to expand upon known mineralized areas in and around the South Reef deposit as well as make new discovers along strike of and offsetting the Homestake Main and Homestake Silver Zones.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.3       Peruvian exploration projects

Sombrero gold-copper project

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$ 0.2 million.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US $5.0 million.

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

2017 Exploration results

In January 2017, the Company released the results from its two week reconnaissance sampling program which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

In addition, results from the northern most trench sampled during the program returned three distinct zones of oxide gold mineralization as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench.

Huilacollo Gold Project

The Huilacollo epithermal property is comprised of 3,600 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.3       Peruvian exploration projects (continued)

2017 Acquisitions

On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

Tacora and Andamarca concessions were acquired in two separate transactions with private Peruvian owners. Under the terms of the Tacora acquisition agreement, the Company will pay US$ 0.2 million on signing of the Public Deed transferring the concessions in favor of Corisur Peru SAC. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for US$ 0.5 million. Under the terms of the Andamarca acquisition agreement, the Company will pay US$ 0.45 million on signing of the Public Deed transferring the concession in favor of Corisur Peru SAC. The Andamarca concession is subject to 1.5%NSR, 50% of which is buyable for US$ 2.5 million.

2017 Initial Drill Program

On October 23rd, 2017, the Company announced its plans for an initial drill program at Huilacollo. This program will include a minimum of 5,000 meters across the north of the Huilacollo project and will focus on the considerable expansion of the areas around the historic drilling at the top of Andamarca hill. A second phase of drilling will be planned for early in 2018 where continuous surface sampling, spectral analysis, and trenching is ongoing with results pending. Results from this surface program will define additional drill targets across the recently defined 1.8 kilometers of greater than 50 ppb gold in soil anomalies on the southern portion of the project and the newly acquired highly prospective Tacora concession.

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property consists of 31,600 hectares of claims.

Please refer to the Company’s website www.aurynresources.com for more information about the Company’s projects.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.4       Overall program analysis and economics

During the nine months ended September 30, 2017, the Company spent $33.6 million in exploration and acquisition expenditures on its mineral interests as detailed in the table below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance as at December 31, 2016	39,466	16,201	3,148	58,815
Acquisition costs
Additions:
Acquisition costs	160	-	1,583	1,743
Exploration and evaluation costs
Additions:
Drilling and sampling	6,170	1,991	100	8,261
Environmental & community	276	88	749	1,113
Geophysics and targeting	349	98	75	522
Logistics	9,173	1,378	181	10,732
Project support costs	2,850	730	788	4,368
Wages and consultants	3,709	1,353	1,170	6,232
Change in site reclamation asset	(64)	-	-	(64)
Share-based compensation	325	143	234	702
Total additions for the period	22,948	5,781	4,880	33,609
Refundable tax credits	-	(24)	-	(24)
Currency translation adjustment	-	-	(264)	(264)
Balance as at September 30, 2017	$62,414	$21,958	$7,764	$92,136

Logistics cost - Committee Bay & Gibson MacQuoid	Nine months ended
September 30, 2017

Aircraft	$7,441
Expediting and mobilization	635
Site travel	1,097
$9,173

2.5       Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

RAB Drilling (Committee Bay, Nunavut) - Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

2.5       Qualified persons and technical disclosures (continued)

Trenches 2017 (Sombrero, Peru) - Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2017 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision. Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies. In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017).

The Homestake Ridge resource estimate was prepared by RPA. (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as filed under Homestake Resource’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone

The Company holds its interests in the Banos del Indio and Huilacollo through Corisur Peru SAC. These projects are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, the Company’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. The Company is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to excising it rights under the option agreements.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

3.       Selected annual information

	Twelve Months	Six Months	Twelve months
	December 31, 2016	December 31, 2015	June 30, 2015

Comprehensive loss for the period	$4,226	$2,382	$1,401
Net loss for the period	$4,255	$1,860	$1,923
Basic and diluted loss per share	$0.07	$0.05	$0.08
Total assets	$64,512	$31,031	$8,797
Total long-term liabilities	$1,746	$1,100	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

4.       Discussion of operations

Three months ended September 30, 2017 and 2016 (Q3 2017 vs. Q3 2016)

During the three months ended September 30, 2017, the Company reported net income of $1,841 and earnings per share of $0.02 compared to net income of $144 and earnings per share of $0.00, respectively, for the three months period ended September 30, 2016. The $1,697 increase in net income is driven by a $1,492 increase in the amortization of the flow through liability premium, as well as a $285 decrease in administration expenses. Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)	Office, rent and administration increased by $62 in Q3 2017 compared to Q2 2016 mainly due to an increase in administration expenses in respect to the Peruvian subsidiaries.
(2)	Share-based compensation expense decreased by $450 In Q3 2017 compared to Q3 2017. There were significantly less share-based options granted in 2017 compared to 2016, which resulted in lesser share-based compensation expenses recognised in Q3 2017 compared to Q3 2016.
(3)	Travel marketing and investor relation increases by $74 in Q3 2017 compared to Q3 2016 due the timing of marketing activities.

Other expenses and income:

(4)	Interest income increase by $43 during the three months ended September 30, 2017 driven by higher cash balances during the period compared to the same period of the previous year. The cash balance was $15.3 million at September 30, 2017 vs. $6.8 million at September 30, 2016.
(5)	During the three months ended September 30, 2017, loss of fair market value of marketable securities increased by $134 in comparison to the three months ended September 30, 2016 due a decrease in market value of underlying securities.
(6)	During the three months ended September 30, 2017, the Company recorded other income of $3,144 related to the amortization of the flow-through share premium liability of $6,151 recognized in connection with the Company’s January 2017 brokered equity offering (see section 1.6/1.7). Flow-through eligible Canadian exploration and evaluation expenditures incurred during the three months ended September 30, 2017 were $14.0 million compared to $8.7 million for the same period in the previous year.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

4.       Discussion of operations (continued)

Nine months ended September 30, 2017 and 2016

During the nine months ended September 30, 2017, the Company reported net income of $643 and earnings per share of $0.01 compared to a net loss of $1,992 and loss per share of $0.04, respectively, for the nine months ended September 30, 2016. The $2,635 decrease in net loss is driven by a $3,160 increase in other income (expenses) line item, resulting from the $5,652 amortization of the flow-through liability premium, which offset the $525 increase in the administration expenses and the $308 increase in loss in fair value of marketable securities.

Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)	Consulting fee, directors’ fee, wages and benefits increased by $499 during the nine months ended September 30, 2017 due to an increase of executive level and support personnel and payment of performance bonuses. The increase was partially offset due to one-time severance payments during the nine-month ended September 30, 2016 to North Country employees.

(2)	Legal and professional fees and regulatory and filing fees increased by $65 during the nine months ended September 30, 2017 compared to the same period in 2016 due to an increase in professional services in relation to the Company’s NYSE-American listing.
(3)	Travel, marketing and investor relations increased by $430 during the nine months ended September 30, 2017 compared to the same period in 2016 due to an increase in marketing activities
(4)	Regulatory, transfer agent and shareholder information increased by $105 during the nine months ended September 30, 2017 compared to the same period in 2016 due to the Company’s NYSE-American list and US securities registration.
(5)	Share-based compensation expense decreased by $660 during the nine months ended September 30, 2017 in comparison to the same period in the previous year. During the nine months ended September 30, 2017, the Company granted 530,000 incentive share-purchase options to directors, officers, employees and others, compared to 2,355,000 share-based compensation in the same period of the previous year.

Other expenses and income:

(6)	Interest income increased by $151 during the nine months ended September 30, 2017 driven by increased cash balances during the period compared to the same period of the previous year.
(7)	During the nine months ended September 30, 2017, the Company recorded other income of $5,652 related to the amortization of the flow-through share premium liability (see section 1.6/1.7). Flow-through eligible Canadian exploration and evaluation expenditures incurred during the nine months ended September 30, 2017 were $21.1 million compared to $11.0 million for the same period in the previous year.

Future operations and 2017 expenditure forecast

The Company’s guidance for 2017 is to expend approximately $42 to $ 44 million across its portfolio of exploration projects. As at the date of this MD&A, the Company has achieved the majority of its operational objectives it set out in January and expects to initiate its Huilacollo drill program by the end of the year. The Company is in the planning stages for its 2018 exploration programs and expects to have these plans complete by Q1 of 2018.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

5.       Summary of quarterly results

Three months ended	Interest income	Net income (loss)	Comprehensive income (loss)	Earnings (loss) per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
September 30, 2017	67	1,841	1,675	0.02
June 30, 2017	77	(385)	(495)	(0.01)
March 31, 2017	63	(813)	(821)	(0.01)
December 31, 2016	12	(2,263)	(2,230)	(0.03)
September 30, 2016	24	144	140	0.00
June 30, 2016	22	(1,021)	(1,019)	(0.02)
March 31, 2016	8	(1,116)	(1,116)	(0.02)
December 31, 2015	8	(1,186)	(1,186)	(0.02)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $1,841 and a net loss of $2,263. The Company’s losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. The reason for the decrease in loss in the three-month periods ended September 30, 2017 June 30, 2017, March 31, 2017, September 30, 2016 and June 30, 2016 is in relation to the amortization of the flow through shares premium of $3,144, $1,902, $606, $1,652 and $667 respectively that offsets the net loss.

6.       Financial position and liquidity and capital resources

	September 30, 2017	December 31, 2016	December 31, 2015
	$	$	$
Cash and restricted cash	15,472	2,572	3,701
Mineral property interests	92,136	58,815	25,103
Current liabilities	9,260	818	514
Non-current liabilities	1,712	1,747	1,100

As at September 30, 2017, the Company had unrestricted cash of $ 15.3 million (December 31, 2016 - $2.4 million) and working capital of $8.4 million (December 31, 2016 - $3.0 million). Current liabilities that are to be settled in cash as at September 30, 2017 include accounts payable and accrued liabilities of $9.3 million, which have primarily been incurred in connection with the summer exploration programs at the Company’s Committee Bay and Homestake Ridge projects.

During the three and nine months ended September 30, 2017, the Company expended net cash of $1.3 million and $4.7 million respectively in operating activities compared to $1.4 million and $3.3 million respectively during the comparative periods in the prior year.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

6.       Financial position and liquidity and capital resources (continued)

The Company expended $12.6 million and $24.6 million in investing activities during the three and nine-month period ended September 30, 2017 respectively predominantly on program costs from its Committee Bay and Homestake Ridge projects compared to $8.5 million and $13.1 million respectively in the same period of the previous year.

During the three and nine months ended September 30, 2017, the Company raised net proceeds of $2.6 million and $42.3 million in financing activities through the issuance of common shares compared to $5.3 million and $19.6 million in the comparative periods of the previous year.

The Company’s current working capital is sufficient for the Company to meet its immediate liquidity requirements as well as the planned exploration programs on its mineral interest properties.

Common shares issued

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41.2 million (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2.2 million, which included $2.0 million in commissions, and $0.2 million in other issuance costs. The gross proceeds from the Offering were also offset by $6.1 million, an amount related to the flow-through share premium liability, which was mostly amortized at September 30, 2017 as flow-through funds are being spent on Canadian exploration and evaluation expenditures. A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

A summary of the intended use of the net cash proceeds of $38.9 million is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the January Offering	Actual Use of Proceeds of the January Offering to September 30, 2017	(Over)/under expenditure
2017 Committee Bay Project Exploration Program (Flow Through eligible): • 25,000 metres of drilling • geophysical and till survey programs • Logistics and staging for 2017 programs	$15,500	$22,530	$(7,030)

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

6.       Financial position and liquidity and capital resources (continued)

2017 Homestake Exploration Program (Flow Through eligible) • 15,000 metres of drilling • geophysical and geochemical survey programs	$7,500	$5,638	$1,862
Peruvian exploration and general working capital (Non-Flow Through eligible)	$15,911	$1,284	$14,628
Total	$38,911	$29,452	$9,460
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.	The Company has completed its programs at Committee Bay, and most of the planned exploration at Homestake. The additional expenditures at Committee Bay relate to the non-flow though component of the planned program to complete the 30,000 meter drill program. Of the $14.6 M in general working capital remaining, $9,3 million of accounts payable is expect to be settled in Q4.

Exercise of Warrants

During the nine months ended September 30, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of approximately $1.60 for gross proceeds of $3.1 million. Attributed to these share purchase warrants, fair value of $1.5 million was transferred from the equity reserves and recorded against share capital.

May 2016 prospectus offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “May Offering”). Under the terms of the May Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share. See the Company’s MD&A for the period ended June 30, 2017 for a reconciliation of the use of proceeds from the financing.

Other sources of funds

As at September 30, 2017, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	1,130,000	$0.51	1.38	1,130,000	$0.51	1.38
Aug 17, 2020	1,170,000	1.30	2.88	1,170,000	1.30	2.88
Jun 21, 2021	2,250,000	2.63	3.72	1,681,250	2.63	3.72
Jan 10, 2022	440,000	3.22	4.28	165,000	3.22	4.28
May 5, 2022	90,000	3.04	4.60	22,500	3.04	4.60
	5,080,000	$1.91	3.07	4,519,375	$1.79	2.95

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

6.       Financial position and liquidity and capital resources (continued)

Warrants
Expiry date	Number of warrants	Exercise price
May 4, 2018	27,716	1.40

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

7.       Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

8.       Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$128	$78	$422	$226
Office, rent and administration	104	96	326	299
Regulatory, transfer agent and shareholder information	15	2	18	8
Travel, marketing and investor relations	3	-	6	9
Project investigation costs	-	-	10	-
Capitalized to mineral property interests:
Committee Bay	142	4	441	11
Homestake	108	-	304	-
Peru	22	-	77	-
Total transactions for the period	$522	$180	$1,604	$553

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at September 30, 2017 to UMS was $172 (December 31, 2016 – $133). In addition, the Company had $150 on deposit with UMS as at September 30, 2017 (December 31, 2016 - $31).

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

9.       Subsequent events

None

10.       Proposed transactions

None

11.       Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair values of the share options granted in 2017 and 2016 were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Three months September 30,		Nine months September 30,
	2017	2016	2017	2016
Risk-free interest rate	-	-	0.94%	0.66%
Expected dividend yield	-	-	nil	nil
Stock price volatility	-	-	77%	81%
Expected life in years	-	-	4.34	4.00

There were no share options grants during the three months ended September 30, 2017 and 2016.

ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

11.       Critical accounting estimates (continued)

iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

12.       Changes in accounting policies including initial adoption

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

13.       Financial instruments and other instruments

As at September 30, 2017, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated interim financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

14.       Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at November 9, 2017: 78,501,230

Number of common shares issued and outstanding as at September 30, 2017: 78,476,230

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

14.       Other requirements (continued)

Share based options as at November 9, 2017:

Stock options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price $	Remaining contractual life (years)	Number of options	Exercise price $	Remaining contractual life (years)
Feb 17, 2019	1,130,000	0.51	1.35	1,130,000	0.51	1.35
Aug 17, 2020	1,145,000	1.30	2.85	1,145,000	1.30	2.85
Jun 21, 2021	2,250,000	2.63	3.69	1,965,625	2.63	3.69
Jan 10, 2022	440,000	3.22	4.25	220,000	3.22	4.25
May 5, 2022	90,000	3.04	4.57	33,750	3.04	4.57
	5,055,000	1.91	3.04	4,494,375	1.79	2.92

Share purchase warrants as at November 9, 2017:

Expiry date	Number of warrants	Exercise price
May 4, 2018	27,716	1.40

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and the design and effectiveness of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the IASB, and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the twelve months ended December 31, 2016.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Nine Months Ended September 30, 2017

(In thousands of Canadian dollars, unless otherwise noted

14.       Other requirements (continued)

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”

Shawn Wallace

President and Chief Executive Officer

November 9, 2017

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